Exhibit 21

Subsidiaries of Fortegra Financial Corporation
As of December 31, 2013

Subsidiaries	State of Incorporation
LOTS Intermediate Company	Delaware
4Warranty Corporation	Florida
Auto Knight Motor Club, Inc.	California
Continental Car Club, Inc.	Tennessee
CRC Reassurance Company, Ltd. (Turks & Caicos Islands, BWI)
Digital Leash, LLC (d/b/a ProtectCELL) (62.4% owned)	Florida
Insurance Company of the South (70% owned)	Georgia
Life of the South Insurance Company	Georgia
Bankers Life of Louisiana (100% owned)	Louisiana
Insurance Company of the South (30% owned)	Georgia
LOTS Reassurance Company (Turks & Caicos Islands, BWI)
LOTSolutions, Inc.	Georgia
Lyndon Southern Insurance Company	Delaware
Pacific Benefits Group Northwest, LLC	Oregon
Response Indemnity Company of California	California
South Bay Acceptance Corporation	California
Southern Financial Life Insurance Company (85% owned)	Kentucky
United Motor Club of America, Inc.	Kentucky